UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               FEBRUARY 27, 2006

                       Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                          4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                CANADA T2P 3Y7
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F    Form 40-F    X

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes        No   X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: February 27, 2006

                                     PRECISION DRILLING TRUST
                                     BY ITS ADMINISTRATOR PRECISION DRILLING
                                     CORPORATION


                                     By:   "Darren Ruhr"
                                     Name:  Darren Ruhr
                                     Title: Vice President, Corporate Services
					    and Corporate Secretary

Exhibit     Title

1 PRESS RELEASE - PRECISION DRILLING TRUST TO PRESENT AT THE FIRSTENERGY EAST COAST CANADIAN ENERGY CONFERENCE IN NEW YORK

[Graphic Ommitted]
[Logo - Precision Drilling Corporation]



                                  NEWS RELEASE

                      PRECISION DRILLING TRUST TO PRESENT
                              AT THE FIRSTENERGY
               EAST COAST CANADIAN ENERGY CONFERENCE IN NEW YORK


CALGARY, Alberta, February 27, 2006 - Precision Drilling Trust ("Precision") will be presenting at the FirstEnergy East Coast Canadian Energy Conference, which is taking place March 1 - 3, 2006 in New York City. Mr. Gene Stahl, President & Chief Operating Officer of Precision Drilling Corporation, is scheduled to present at approximately 4:03 p.m. Eastern time (2:03 p.m Mountain time) on Wednesday, March 1, 2006. The presentation will include information concerning Precision's 2005 performance, and its 2006 strategy and outlook.

A live webcast of the audio and a copy of the presentation will be accessible from Precision's website at www.precisiondrilling.com by selecting Investor Relations, then Webcast. Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, it is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

PRECISION IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE TRADING SYMBOL "PD.UN" AND IN U.S. DOLLARS "PD.U" AND ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "PDS".

FOR FURTHER INFORMATION PLEASE CONTACT DOUG STRONG, CHIEF FINANCIAL OFFICER OF PRECISION DRILLING CORPORATION, ADMINISTRATOR OF THE TRUST, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500, FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.